Exhibit 99.1

PainReform Announces Appointment of Lotus Clinical Research as CRO
for Phase 3 Clinical Trial of PRF-110

Reports steady progress towards start of Phase 3 trial

HERZLIYA, Israel – January 4, 2021 – PainReform Ltd. (NasdaqCM: PRFX) (“PainReform” or the “Company”), a clinical-stage specialty pharmaceutical company focused on the reformulation of established pain drugs, today announced the appointment of Lotus Clinical Research (“LCR”) as its clinical research organization (“CRO”) to conduct the Company’s upcoming Phase 3 trial of PRF-110 in patients undergoing bunionectomy and hernia repair operations and the entering into an agreement with Lotus covering such trials.

LCR is a specialty analgesic focused CRO with a proven track record of conducting successful, full-service analgesic studies from startup through all phases of analgesic clinical trials. LCR has its own clinical sites that support all phases of clinical trials for novel analgesics and specifically in the area of post-operative pain, including bunion and hernia. LCR has developed an acute pain model that offers numerous advantages over traditional models, providing clients with active engagement and recruitment of study subjects, on-site accessibility of surgical and recovery services, and lowered project costs throughout a study’s lifecycle. LCR has been involved in approximately 350 pain trials that led to over ten approvals.

PainReform has been working with LCR’s Chief Scientific Officer, Dr. Neil Singla, for over two years in planning these trials. Dr. Singla is a nationally recognized key opinion leader in analgesic protocol design and implementation. He has published extensively and is a frequent lecturer for physicians, pharmaceutical companies, and medical research institutes throughout the country. For the past several years, the main focus of Dr. Singla's academic endeavors has been to analyze and understand how the inherent variability in subjective endpoint clinical trials can be minimized. He has developed novel techniques for patient education designed to minimize variability, reduce placebo response, and increase effect size.

Ilan Hadar, CEO of PainReform, noted, “We are delighted to announce the appointment of LCR as our CRO, which marks another important milestone as we prepare to commence our pivotal Phase 3 trials for PRF-110. LCR brings extensive and unique expertise in conducting analgesic studies, which we believe will help ensure a swift and efficient trial. Moreover, Dr. Singla is one of the preeminent experts in the world on analgesic protocol design. We remain highly encouraged by our prior data, which demonstrated a strong safety profile, suggesting a substantial advantage to using PRF-110 over the local anesthetic, ropivacaine. For this reason, we believe PRF-110 addresses an important unmet need in the market, especially as an alternative to systemic opioids, which have contributed to the opioid epidemic.”

Dr. Neil Singla, Chief Scientific Officer of LCR, commented, “We are honored to work with PainReform to advance this important study. PRF-110 holds significant potential as an alternative to systemic opioids and offers numerous advantages over other topical pain relief therapies. PRF-110 demonstrated pain relief of up to 72 hours in a Phase 2 clinical study in hernia patients. Importantly, opiate abuse and addiction cause 70,000 deaths annually in the US alone and an economic burden of $80 billion per year. We believe the trial is well designed, and we look forward to supporting the administration of this trial.”

As previously reported, PRF-110 provided substantial pain reduction for up to 72 hours post-operatively the in the Company’s prior Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair). A comparison of these results to historical data for ropivacaine alone suggests a substantial advantage to using PRF-110 over the local anesthetic, ropivacaine, alone. As indicated in the FDA approved drug description for ropivacaine, such drug provides pain relief for only 2 to 6 hours. The surgeons that participated in the PRF-110 Phase 2 trial reported that it was easily integrated into the procedure and non-disruptive of existing surgical techniques. Ropivacaine, the active drug used in PRF-110, is a safe, well-tolerated, and well-characterized local anesthetic, and the other components that make up the remainder of the PRF-110 formulation are classified as GRAS by the FDA, mitigating many potential safety issues that are common in drug development.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company’s lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to PainReform’s proposed clinical trials. Words such as “expects,” “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, and no assurance can be given that the clinical trials discussed above will be successfully completed. Completion of the proposed clinical trials are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, failure of the clinical trials, and the risk factors and other matters set forth in the Company’s recent prospectus included in the registration statement, in the form last filed with the SEC. PainReform undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com

Ilan Hadar

Chief Executive Officer

PainReform Ltd.

Tel: +972-54-5331725

Email: ihadar@painreform.com